Exhibit 11.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Offering Statement on Form 1-A of Real Goods Solar, Inc. of our report dated April 2, 2018, except for the reclassification adjustments applied to the 2017 financial statements as described under the heading Discontinued Operations in Note 2 as to which the date is April 15, 2019, relating to the consolidated financial statements of Real Goods Solar, Inc. as of December 31, 2017 and for the year then ended, which report expresses an unqualified opinion and includes an explanatory paragraph regarding going concern uncertainty, and to the reference to our firm under the heading “Experts” in the Offering Circular, which is part of this Offering Statement.

/s/ Moss Adams LLP

Denver, Colorado

September 30, 2019